EXHIBIT 99.1

China Liberal Education Holdings Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

Beijing, October 28, 2022 /PRNewswire/ -- China Liberal Education Holdings Limited (Nasdaq: CLEU) ("China Liberal," the "Company," or "we"), a China-based company that provides smart campus solutions and other educational services, today announced that the Company received a written notification (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on October 26, 2022,  informing the Company that it has regained compliance with the Nasdaq’s minimum bid price requirement and the matter is closed.

On July 15, 2022, the Company was notified by Nasdaq its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive business days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A), and was provided 180 calendar days, or until January 11, 2023 to regain compliance.

The Notification Letter the Company received from Nasdaq on October 26, 2022 noted that the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the last 14 consecutive business days, from October 6, 2022 through October 25, 2022. Nasdaq stated that accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational service provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a "smart campus"; and tailored job readiness training to graduating students. For more information, please visit the Company's website at ir.chinaliberal.com/.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our ability to successfully integrate the newly acquired business; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email:ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email:tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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